EX-99.77J REVALUATION

Exhibit 77(j)(b) - Restatement of Capital Accounts

For the year ended February 28, 2015, the American Trust Allegiance Fund decreased undistributed net investment loss by $6,804 and decreased accumulated net realized gain by $6,804.

For the year ended February 28, 2015, the Vivaldi Orinda Hedged Equity Fund decreased accumulated net realized gain by $168,906, decreased undistributed net investment loss by $3,539,353, and decreased paid-in capital by $3,370,447.

For the period ended February 28, 2015, the Vivaldi Orinda Macro Opportunities Fund decreased accumulated net realized gain by $739,126, decreased undistributed net investment loss by $739,060, and increased paid-in capital by $66.

For the period ended February 28, 2015, the Orinda Income Opportunities Fund increased accumulated net realized loss by $61,254, and decreased undistributed net investment loss by $61,254.

For the period ended February 28, 2015, the Pzena Mid Cap Focused Value Fund decreased accumulated net realized losses by $331 and increased undistributed net investment income loss by $331.

For the period ended February 28, 2015, the Pzena Emerging Markets Focused Value Fund increased accumulated net realized losses by $17,001, decreased undistributed net investment loss by $16,892, and decreased paid-in capital by $109.

For the period ended February 28, 2015, the Pzena Long/Short Value Fund decreased accumulated net realized losses by $667, increased undistributed net investment loss by $18,196, and decreased paid-in capital by $17,529.

The reclassifications have no effect on net assets or net asset value per share.